UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2017

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: October 25, 2017

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement dated October 25, 2017
99.2	Press release entitled “CNOOC Limited Announces Key Operational Statistics for Q3 2017”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the third quarter of 2017 (ended 30 September 2017). The comparative statistics of the Group for the third quarter of 2016 (ended 30 September 2016) are also disclosed in this announcement.

The board of directors of CNOOC Limited (the “Company”) (the “Board”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (together the “Group”) for the third quarter of 2017 (ended 30 September 2017). The comparative statistics of the Group for the third quarter of 2016 (ended 30 September 2016) are also disclosed in this announcement.

The Company achieved a total net production of 116.2 million barrels of oil equivalent (“BOE”) for the third quarter of 2017, representing a decrease of 1.3% year over year (“YoY”). Production from offshore China decreased 2.4% YoY to 73.8 million BOE, mainly due to production decline of producing fields. Overseas production increased 0.7% YoY to 42.4 million BOE.

For the third quarter of 2017, the Company made five new discoveries and drilled nine successful appraisal wells. Successful appraisal of Wushi 16-1W is expected to promote the development of Wushi oilfield Phase II and build it into a mid-to-large size oilfield. In overseas, new progress of exploration in Stabroek block has been made, including the successful appraisal well Payara-2 and the new discovery well Turbot-1.

On development and production, four out of five new projects planned for this year have commenced production. Weizhou 12-2 oil field Phase II is under installation and commissioning and expected to commence production within the year.

The unaudited oil and gas sales revenue of the Company reached approximately RMB 35.94 billion for the third quarter of 2017, representing an increase of 16.9% YoY, mainly due to the increase of average realized oil and gas prices. During the period, the Company’s average realized oil price increased 20.4% YoY to US$50.87 per barrel, which mainly due to the increased international oil prices. The Company’s average realized gas price was US$6.05 per thousand cubic feet, representing an increase of 15.9% YoY, mainly due to the increasing percentage of sale volume of high-price in project offshore China and the rise of benchmark gas prices overseas.

For the third quarter of 2017, the Company's capital expenditure reached approximately RMB 11.78 billion, almost flat from the same period of last year.

Third Quarter and Year-to-Date Net Production Summary (Unaudited)*

	2017						2016
	Q3			YTD			Q3			YTD
	Crude &Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total
	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)
China
Bohai	39.6	13.1	41.8	120.0	39.8	126.7	40.9	11.3	42.8	127.4	35.9	133.4
Western South China Sea	9.0	24.6	13.1	27.3	74.9	40.0	8.4	25.1	12.6	27.7	72.9	40.0
Eastern South China Sea	13.7	23.1	17.6	48.1	64.8	58.9	16.4	14.3	18.8	50.6	47.8	58.6
East China Sea	0.4	5.2	1.3	1.2	16.7	4.0	0.4	5.7	1.3	1.0	15.8	3.6
Subtotal	62.7	66.1	73.8	196.7	196.1	229.6	66.0	56.5	75.6	206.7	172.4	235.6
Overseas
Asia (excluding China)	5.1	13.4	7.5	14.6	38.5	21.6	4.4	15.0	7.1	13.2	41.9	20.8
Oceania	0.5	10.6	2.6	0.9	24.7	5.8	0.4	12.2	2.8	1.1	30.1	7.0
Africa	6.6	-	6.6	20.8	-	20.8	7.7	-	7.7	22.1	-	22.1
North America (excluding Canada)	3.9	12.0	6.0	12.3	34.9	18.2	4.7	11.4	6.6	13.1	33.9	18.7
Canada	5.8	2.0	6.1	14.8	9.9	16.4	4.6	4.4	5.3	9.4	13.4	11.6
South America	2.0	13.2	4.3	6.0	38.6	12.6	2.0	14.0	4.5	6.3	41.4	13.4
Europe	9.0	2.3	9.4	27.8	8.4	29.2	7.7	2.3	8.1	28.2	10.3	29.9
Subtotal	32.9	53.6	42.4	97.2	155.0	124.5	31.6	59.2	42.1	93.4	170.9	123.6
Total	95.6	119.8	116.2	293.8	351.1	354.1	97.6	115.7	117.7	300.0	343.3	359.2

* Including our interest in equity method investees, which is approximately 4.3 mmBOE in Q3 2017 and 4.5 mmBOE in Q3 2016.

Third Quarter and Year-to-Date Revenue and Capital Expenditure (Unaudited)

	RMB (million)				US$ (million)
	2017		2016		2017		2016
	Q3	YTD	Q3	YTD	Q3	YTD	Q3	YTD
Sales Revenue
Crude and liquids	31,639	98,572	27,230	75,181	4,738	14,477	4,085	11,438
Natural gas	4,298	12,308	3,517	10,649	644	1,808	528	1,620
Marketing revenue, net	203	902	323	918	30	132	48	140
Others	1,108	4,290	1,192	2,883	166	630	179	439
Total	37,248	116,072	32,262	89,631	5,578	17,047	4,840	13,637
Capital Expenditures*
Exploration	2,526	7,285	1,906	6,190	378	1,070	286	942
Development	7,865	21,828	8,059	23,312	1,178	3,206	1,209	3,547
Production	1,338	3,905	1,668	4,005	200	574	250	609
Others	50	167	35	137	8	24	6	21
Total	11,779	33,185	11,668	33,644	1,764	4,874	1,751	5,119

* Capitalized interests were not included. Capitalized interests for Q3 2017 was RMB 689 million.

For the purpose of this announcement, unless otherwise indicated, an exchange rate of US$1 = RMB6.6784 has been used for the third quarter of 2017, and an exchange rate of US$1 = RMB6. 6655 has been used for the third quarter of 2016, where applicable. The usage of these exchange rates is for illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

This announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com).

By Order of the Board CNOOC Limited Li Jiewen Joint Company Secretary

Hong Kong, 25 October 2017

As at the date of this announcement, the Board comprises:

Executive Directors Yuan Guangyu Xu Keqiang Non-executive Directors Yang Hua (Chairman) Liu Jian (Vice Chairman) Wu Guangqi	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

Exhibit 99.2

中国海洋石油有限公司

CNOOC LIMITED

For Immediate Release

CNOOC Limited Announces Key Operational Statistics for Q3 2017

(Hong Kong, October 25, 2017) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced its key operational statistics for the third quarter of 2017.

For the third quarter of the year, the Company achieved a total net production of 116.2 million barrels of oil equivalent (“BOE”), representing a decrease of 1.3% year over year (“YoY”). Production from offshore China decreased 2.4% YoY to 73.8 million BOE, mainly due to production decline of producing fields. Overseas production increased 0.7% YoY to 42.4 million BOE.

During the period, the Company made five new discoveries and drilled nine successful appraisal wells. Successful appraisal of Wushi 16-1W is expected to promote the development of Wushi oilfield Phase II and build it into a mid-to-large size oilfield. In overseas, new progress of exploration in Stabroek block has been made, including the successful appraisal well Payara-2 and the new discovery well Turbot-1.

To date, four out of five new projects planned for this year have commenced production. Weizhou 12-2 oil field Phase II is under installation and commissioning and expected to commence production within the year .

For the third quarter of the year, the unaudited oil and gas sales revenue of the Company reached approximately RMB 35.94 billion, representing an increase of 16.9% YoY, mainly due to the increase of average realized oil and gas prices. During the period, the Company’s average realized oil price increased 20.4% YoY to US$50.87 per barrel, which mainly due to the increased international oil prices. The Company’s average realized gas price was US$6.05 per thousand cubic feet, representing an increase of 15.9% YoY, mainly due to the increasing percentage of sale volume of high-price in project offshore China and the rise of benchmark gas prices overseas.

For the third quarter of the year, the Company's capital expenditure reached approximately RMB 11.78 billion, almost flat from the same period of last year.

Mr. Yuan Guangyu, CEO of the Company, said, “During the third quarter of the year, the Company made every effort to fully tap potential, constantly push forward quality and efficiency enhancement. Meanwhile, we are confident that we will achieve our production and operation targets for the year and continuously create greater value for the shareholders. ”

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

*** *** *** ***

For further enquiries, please contact:

Mr. Yan Cao

Deputy General Manager, Investor Relations Department

CNOOC Limited

Tel: +86-10-8452-1417

Fax: +86-10-8452-1441

E-mail: caoyan@cnooc.com.cn

Ms. Iris Wong

Hill+Knowlton Strategies Asia

Tel: +852 2894 6263

Fax: +852-2576 1990

E-mail: CNOOC@hkstrategies.com